Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$2,226	$2,344	$2,226	$2,344
Provision for income taxes	321	398	321	398
Minority interest	94	94	94	94
Earnings from continuing operations before income taxes
and minority interest	2,641	2,836	2,641	2,836

Fixed charges:
Interest	4,077	4,062	4,077	4,062
One-third of rentals(a)	80	80	80	80
Total fixed charges	4,157	4,142	4,157	4,142
Less interest capitalized, net of amortization	(19)	(19)	(19)	(19)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$6,779	$6,959	$6,779	$6,959

Ratio of earnings to fixed charges	1.63	1.68	1.63	1.68

Preferred stock dividend requirements			$1	$1

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.14	1.17

Preferred stock dividend factor on pre-tax basis			1	1
Fixed charges			4,157	4,142

Total fixed charges and preferred stock dividend
requirements			$4,158	$4,143

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.63	1.68

(a)	Considered to be representative of interest factor in rental expense.